Cambridge acquisition corp.

One Liberty Square, 13th FL

Boston, MA 02109

January 30, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Catherine De Lorenzo

Re:	Cambridge Acquisition Corp.
Registration Statement on Form S-1
Filed December 15, 2025, as amended
File No. 333-292147

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cambridge Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on January 30, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Brent Michael Cox
Brent Michael Cox
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP